AMENDED SCHEDULE A
Dated October 24, 2016
to the
COMPLIANCE SERVICES AGREEMENT
Dated June 5, 2012
Between
ULTIMUS MANAGERS TRUST
and
ULTIMUS FUND SOLUTIONS, LLC

FEES AND EXPENSES

Fees. Ultimus shall receive the fees described below, which are computed and payable monthly.

Base Fee:	$12,000 per year for each series of the Trust.

Asset-Based Fee:	0.01% per annum on average net assets of each series in excess of $100 million.

Out-of-Pocket Expenses. The fees set forth above shall be in addition to the payment of reasonable out-of-pocket expenses, as provided for in Section 3 of the Agreement.

TRUST SERIES

Alambic Small Cap Value Plus Fund	Cincinnati Asset Management Funds: Broad Market Strategic Income Fund
Alambic Small Cap Growth Plus Fund	HVIA Equity Fund
Alambic Mid Cap Growth Plus Fund	Ladder Select Bond Fund
Alambic Mid Cap Value Plus Fund	Lyrical U.S. Value Equity Fund
APEXcm Small/Mid Cap Growth Fund	Lyrical U.S. Hedged Value Fund
Barrow Value Opportunity Fund	Marshfield Concentrated Opportunity Fund
Barrow Long/Short Opportunity Fund	Ryan Labs Core Bond Fund
Blue Current Global Dividend Fund	Ryan Labs Long Credit Fund
Castlemaine Emerging Markets Opportunities Fund	Stralem Equity Fund
Castlemaine Event Driven Fund	Topturn OneEighty Fund
Castlemaine Long/Short Fund	Wavelength Interest Rate Neutral Fund
Castlemaine Market Neutral Fund	Waycross Long/Short Equity Fund
Castlemaine Multi-Strategy Fund

IN WITNESS WHEREOF, the parties hereto have executed this amended Schedule A as of the date first above written.

ULTIMUS MANAGERS TRUST		ULTIMUS FUND SOLUTIONS, LLC

By:	/s/ David R. Carson	By:	/s/ Robert G. Dorsey
Name:	David R. Carson	Name:	Robert G. Dorsey
Title:	President	Title:	Managing Director